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10027599

SE( )MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-~~47752~~ 48390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 SW Fifth Avenue, Suite 2600
(No. and Street)

Portland	Oregon	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Rankin (503) 220-2600
(Area Code - Telephone Number)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sandra J. Rankin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
JESSY MONTAIGNE
NOTARY PUBLIC - OREGON
COMMISSION NO. 416428
MY COMMISSION EXPIRES APRIL 16, 2011

Sandra J. Rankin
Signature

Chief Financial Officer
Title

Jessy Montaigne
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company P.C.

February 25, 2010

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

December 31, 2009

ASSETS

Cash	$	174,298
Due from related party		61,297
Prepaid expenses		28,526
	$	264,121

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	33,869
Due to related party		56,495
		90,364
Contingency		
Member's equity		173,757
	$	264,121

SKB Securities, LLC

Statement of Operations

Year Ended December 31, 2009	
Revenues	
Placement fees	$ 160,825
Participation fees	14,126
	174,951
Expenses	
Commissions	79,812
Equipment expense	30,750
Delivery	1,933
Insurance	68,458
Office expense	2,555
Professional services	350,491
Promotion	11,543
Regulatory fees	34,675
Rent	22,932
Supplies and printing	4,567
Taxes and licenses	150
Telephone	9,767
Training and seminars	950
	618,583
Loss before income tax benefit	(443,632)
Income tax benefit	15,529
Net loss	($ 428,103)

See notes to financial statements

SKB Securities, LLC

Statement of Changes in Member's Equity

	Member's equity
Balance at January 1, 2009	$ 151,860
Net loss	(428,103)
Member contributions	450,000
Balance at December 31, 2009	$ 173,757

SKB Securities, LLC

Statement of Changes in Cash Flows

Year Ended December 31, 2009		
Cash flows from operating activities		
Net loss	($	428,103)
Change in operating assets and liabilities		
Due from related party, net	(	18,390)
Prepaid expenses		4,466
Accounts payable and accrued expenses		29,445
Net cash used in operating activities	(	412,582)
Cash flows from financing activities		
Member contributions		450,000
Net change in cash		37,418
Cash at beginning of year		136,880
Cash at end of year	$	174,298

See notes to financial statements

YEAR ENDED DECEMBER 31, 2009

1. Line of business and summary of significant accounting policies

Line of business

SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position. Significant estimates include due from related party and expenses recorded under the expense sharing agreement with ScanlanKemperBard Companies, LLC ("SKB").

Revenue recognition

Placement fee revenues are fees earned for the private placement of debt and equity securities and are recorded based upon the terms of the agreement for each transaction.

Participation fee revenue is back-end compensation related to capital raised, for the private placement of debt and equity securities, by registered brokers. Under an agreement with SKB the fee is paid to the Company by SKB, who then must remit the amounts in full to the registered brokers. Under the agreement the fee is recognized as revenue and commission expense when received.

Concentration of credit risk

The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts.

Advertising expenses

The Company expenses non-direct response advertising when incurred. Advertising expense was approximately, $12,000 in 2009.

Income taxes

The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. No provision has been made for federal and state income taxes, since such taxes are the liability of the member. Due to the net loss in 2009, the Company recorded its share of deferred local income tax benefit on a separate return basis as due from related party. The Financial Accounting Standards Board ("FASB") issued guidance related to the accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. This update also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure, and transition. This guidance is effective for fiscal years beginning after December 15, 2008, and the Company adopted the guidance as of January 1, 2009. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

1. Line of business and summary of significant accounting policies (continued)

Subsequent events
The Company evaluated subsequent events through the date the original financial statements were issued, which was February 8, 2010 and through the date the revised financial statements were issued, which was February 25, 2010. Events, if any, are disclosed within the notes to these financial statements.

2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $83,934, which was $77,910 in excess of its required net capital of $6,024. The Company's net capital ratio was 1.08 to 1.

3. Related party transactions

The Company is a single member LLC, wholly-owned by SKB. SKB is engaged in real estate merchant banking, development and investment. During 2009, the Company earned 100% of its placement and participation fees in deals in which SKB was the operating manager. SKB has committed to funding the Company's net capital needs, should it be required.

Due to related party is related to payments under a facilities-sharing agreement owed to SKB at December 31, 2009. Also included in due to related party is $25,000 owed to SKB from over paid placement fees during 2009. Due from related party includes amounts owed from SKB at December 31, 2009 related to the tax benefit SKB will receive when filing its income tax return due to the Company's loss for the year.

Under a facilities-sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SKB a monthly payment based upon mutually agreed upon pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $401,000 in 2009.

4. Contingency

In January 2009, SKB was named in pending litigation arising out of sales of tenancy-in-common interests in real property acquisition sponsored by the Company and SKB. On March 2, 2009, an additional complaint was filed against SKB related to the same property. The Company is not named as a defendant in either of these complaints.

In April 2009, the January 2009 complaint was moved to arbitration and an additional claim, relating to the same matter, was filed against the Company and SKB. The two arbitration actions have been consolidated into a single matter. No evaluation has been made of the claims asserted. The Company and SKB intend to defend the claims vigorously.

SUPPLEMENTARY INFORMATION

SKB Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009		
Net capital		
Total member's equity	$	173,757
Less nonallowable assets		
Due from related party		61,297
Prepaid expenses		28,526
		89,823
Net capital	$	83,934
Aggregate indebtedness	$	90,364
Computation of basic net capital requirements		
Minimum net capital required	$	6,024
Excess net capital	$	77,910
Excess of net capital at 1,000%	$	74,897
Ratio of aggregate indebtedness to net capital		1.08 to 1
Reconciliation with Company's computation		
Computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2009.		
Net capital, as reported in the Company's Part IIA (Unaudited)	$	142,184
Audit adjustment for overstated revenue	(	25,000)
Audit adjustment for accrued commissions	(	33,250)
	$	83,934

YEAR ENDED DECEMBER 31, 2009

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SKB Securities, LLC
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of SKB Securities, LLC for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009 and this report does not affect the report thereon dated February 25, 2010.

The Company understated commission expense and overstated placement fee revenue. The commission expense was miscalculated due to an error in the computer generated commission expense reports that excluded capital committed but not yet received from the commissionable amounts.

The calculation of placement fee revenue did not include all reductions related to concessions to certain investors resulting in overstated revenue. These calculations were based on amounts received during the first capital call instead of the total capital commitment.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steffen Thurber & Company P.C.

February 25, 2010

SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2009

Geffen Mesher
& Company, P.C.

Certified Public Accountants & Business Consultants

SKB SECURITIES, LLC

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2009

SKB SECURITIES, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2009

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